Exhibit 99.2

NOVA LTD. 5 DAVID FIKES ST. REHOVOT 7632805, ISRAEL

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Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on June 17, 2025. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on June 17, 2025. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V75102-P33495 KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

NOVA LTD.

The Board of Directors recommends you vote FOR the following proposals:
1.
Approval of the re-election of each of Mr. Eitan Oppenhaim, Mr. Avi Cohen, Mr. Raanan Cohen, Ms. Sarit Sagiv, Ms. Zehava Simon and Mr. Yaniv Garty, as a director of the Company to hold office until the close of the next annual general meeting.
VOTE FOR EACH DIRECTOR SEPARATELY
			For	Against	Abstain
Nominees:

	1a.	Eitan Oppenhaim	☐	☐	☐			For	Against	Abstain

	1b.	Avi Cohen	☐	☐	☐	3.	Approval of amendments to the employment terms of Mr. Gabriel Waisman as the President and Chief Executive Officer of the Company.	☐	☐	☐

	1c.	Raanan Cohen	☐	☐	☐
						4.	Approval of amendments to the compensation terms of our directors.	☐	☐	☐
	1d.	Sarit Sagiv	☐	☐	☐
5.
Approval and ratification of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernest & Young, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.
								☐	☐	☐
	1e.	Zehava Simon	☐	☐	☐

Shareholders entitled to notice of and to vote at the meeting shall be determined as of the close of business on May 19, 2025, the record date fixed by the Board of Directors for such purpose.

The signer hereby revokes all previous proxies given by the signer to vote at the annual general meeting or any adjournments thereof.

	1f.	Yaniv Garty	☐	☐	☐

2.	Approval of the Company's compensation policy for directors and officers.		☐	☐	☐

Please note: By voting, whether by means of the enclosed proxy card, via telephone or internet voting, you will be deemed to confirm to the Company that you are NOT an Interested Shareholder. If you are an Interested Shareholder, please notify the Company, as described in this proxy card (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally, required for approval and adoption of Proposal No. 2, Proposal No. 3, and, if applicable, Proposal No. 4).

								Yes	No

						I/we plan to attend the annual general meeting.		☐	☐

Please sign exactly as your name(s) appears on the Proxy. If held in joint tenancy, the shareholder named first in the Company's register must sign. Trustees, Administrators, etc., should include title and authority. Corporation should provide full name of corporation and title of authorized officer signing the Proxy. PLEASE BE SURE TO RETURN THE ENTIRE PROXY ALONG WITH PROOF OF IDENTITY AS DESCRIBED IN THE COMPANY'S PROXY STATEMENT.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

V75103-P33495

Nova Ltd.
5 David Fikes St.
Rehovot 7632805, Israel
Tel: +972-73-2295600

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF
DIRECTORS OF NOVA LTD.

The undersigned, a shareholder of Nova Ltd. (the “Company”), an Israeli corporation, hereby appoints Eitan Oppenhaim and Guy Kizner, and each of them acting individually, as the attorney and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the annual general meeting of shareholders of the Company to be held at the offices of the Company, 5 David Fikes St., Rehovot 7632805, Israel, on June 18, 2025, at 5:00 p.m. Israel time (10:00 a.m. Eastern time), or at any adjournment(s) or postponement(s) thereof, with respect to all of the ordinary shares, of the Company (the “Shares”) which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below this Proxy. Subject to applicable law and the rules of Nasdaq, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented to the annual general meeting or any adjournment(s) or postponement(s) thereof for which the Board of Directors recommends a “FOR” vote.

IMPORTANT NOTE: BY EXECUTING THIS PROXY CARD, THE UNDERSIGNED SHAREHOLDER IS CONFIRMING THAT HE, SHE OR IT DOES NOT HAVE A CONFLICT OF INTEREST (I.E., THE UNDERSIGNED IS NOT AN “INTERESTED SHAREHOLDER”) IN THE APPROVAL OF PROPOSAL 2, PROPOSAL NO. 3, AND IF APPLICABLE, PROPOSAL NO. 4, AND CAN THEREFORE BE COUNTED TOWARDS OR AGAINST THE MAJORITY REQUIRED FOR APPROVAL OF THESE PROPOSALS. IF YOU HAVE SUCH A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSAL NO. 2, PROPOSAL NO. 3, OR PROPOSAL NO. 4, PLEASE NOTIFY LEEAT PELEG, COMPANY’S CHIEF LEGAL COUNSEL, AT C/O NOVA LTD., 5 DAVID FIKES ST., REHOVOT, 7632805, ISRAEL, TELEPHONE: +972-73-229-5600 OR EMAIL LEEAT-P@NOVAMI.COM.

PLEASE SEE THE COMPANY'S PROXY STATEMENT FOR A FURTHER EXPLANATION AS TO WHO IS CONSIDERED AN “INTERESTED SHAREHOLDER”.

This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the annual general meeting or any adjournment(s) or postponement(s) thereof.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE ENTIRE PROXY PROMPTLY, ALONG WITH PROOF OF IDENTITY IN ACCORDANCE WITH THE COMPANY’S PROXY STATEMENT, IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF THESE SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

Continued and to be signed on reverse side